Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

June 13, 2011

Transamerica Funds

570 Carillon Parkway

St. Petersburg, FL 33716

RE:	Transamerica Cayman AQR Managed Futures Strategy, Ltd.
Transamerica Cayman BlackRock Global Allocation, Ltd.
Transamerica Cayman Goldman Sachs Commodity Strategy, Ltd.
Investment Advisory Agreement Fee Waiver

Ladies and Gentlemen:

This amendment is made as of June 13, 2011, to the letter agreement entered into between Transamerica Asset Management, Inc. (“TAM”) and Transamerica Funds on September 30, 2010. TAM and Transamerica Funds, on behalf of each of its series listed on Appendix A (each such series referred to herein as a “Fund”), as may be amended from time to time, have entered into separate investment advisory agreements pursuant to which TAM provides investment advisory services for compensation based on the value of the average daily net assets of each Fund.

Each Fund may invest a portion of its assets in a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). It is the intention of the parties that TAM collect investment advisory fees on the assets at a Fund level and assets at the Subsidiary level, but not both. Accordingly, to the extent a Fund invests assets in its Subsidiary, TAM will waive the Fund’s investment advisory fee in an amount equal to the investment advisory fee paid to TAM by the Subsidiary pursuant to the investment advisory agreement between the Subsidiary and TAM, in order that the aggregate total investment advisory fee paid by the Fund and its Subsidiary equals the amount of the advisory fee that would have been paid by the Fund to TAM had the Fund not invested assets in the Subsidiary.

For purposes of calculating the investment advisory fee rate payable by the Fund to TAM, the assets in the Fund will be aggregated with the assets at the Subsidiary level.

This agreement may not be discontinued by TAM with respect to a Fund as long as the investment advisory agreement between its Subsidiary and TAM is in place.

Please sign below to evidence your acceptance of this agreement.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Dennis P. Gallagher
Name:	Dennis P. Gallagher
Title:	Senior Vice President, General Counsel and Secretary

Acknowledged and Agreed:

TRANSAMERICA FUNDS On behalf of each series listed on Appendix A

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Vice President

APPENDIX A

FUNDS	INVESTMENT ADVISER COMPENSATION
Transamerica Cayman AQR Managed Futures Strategy, Ltd.	1.10% of the first $500 million; 1.05% in excess of $500 million
Transamerica Cayman BlackRock Global Allocation, Ltd.	0.80% of the first $100 million; 0.72% in excess of $100 million
Transamerica Cayman Goldman Sachs Commodity Strategy, Ltd.	0.61% of the first $200 million; 0.59% over $200 million up to $1 billion; 0.56% in excess of $1 billion